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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

398081109

(Cusip Number)

Chua Joo Hock
Vertex Management Inc.
210A Twin Dolphin Drive
Redwood City, CA 94065
(650) 232 -2700

Eileen Duffy Robinett, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398081109 13D/A			Page 2 of 21

1.	Name of Reporting Person: Vertex Technology Fund Ltd (“VTF”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page 3 of 21

1.	Name of Reporting Person: Vertex Technology Fund (II) Ltd (“VTF2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page 4 of 21

1.	Name of Reporting Person: Vertex Technology Fund (III) Ltd (“VTF3”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page 5 of 21

1.	Name of Reporting Person: Vertex Investment (II) Ltd (“VI2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page 6 of 21

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd (“VM2”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page 7 of 21

1.	Name of Reporting Person: Lee Kheng Nam (“Lee”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 398081109 13D/A			Page 8 of 21

1.	Name of Reporting Person: Vertex Venture Holdings Ltd (“VVH”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page of

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd (“EHP”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: --

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: --

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): --

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 398081109 13D/A			Page 10 of 21

1.	Name of Reporting Person: Green Dot Capital (BVI) Inc (“GDC BVI”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 59,000 shares of Common Stock [1]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 59,000 shares of Common Stock [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 59,000 shares of Common Stock [1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%*

14.	Type of Reporting Person (See Instructions): CO

[1]	Unless otherwise indicated, share information is as of December 31, 2003. Includes 59,000 shares of Common Stock held by GDC BVI. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109 13D/A			Page 11 of 21

1.	Name of Reporting Person: STT Ventures Ltd (“STT”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 543,981 shares of Common Stock [2]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock [2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,981 shares of Common Stock [2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%*

14.	Type of Reporting Person (See Instructions): CO

[2]	Unless otherwise indicated, share information is as of December 31, 2003. Includes 543,981 shares of Common Stock held by STT. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109 13D/A			Page 12 of 21

1.	Name of Reporting Person: STT Communications Ltd (“STT Comm”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 543,981 shares of Common Stock [3]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock [3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,981 shares of Common Stock [3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%*

14.	Type of Reporting Person (See Instructions): CO

[3]	Unless otherwise indicated, share information is as of December 31, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). STT Comm is the sole shareholder of STT. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares. By this filing, STT Comm does not purport to concede that it is the beneficial owner of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109 13D/A			Page 13 of 21

1.	Name of Reporting Person: Singapore Technologies Telemedia Pte Ltd (“ST Tel”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 543,981 shares of Common Stock [4]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 543,981 shares of Common Stock [4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,981 shares of Common Stock [4]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%*

14.	Type of Reporting Person (See Instructions): CO

[4]	Unless otherwise indicated, share information is as of December 31, 2003. Includes 543,981 shares of Common Stock held by STT Ventures Ltd (“STT”). ST Tel, as the majority shareholder of STT Communications Ltd (“STT Comm”) which is the sole shareholder of STT, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares. By this filing, ST Tel does not purport to concede that it is the beneficial owner of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109 13D/A			Page 14 of 21

1.	Name of Reporting Person: Singapore Computer Systems Ltd (“SCS”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 153,128 shares of Common Stock [5]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 153,128 shares of Common Stock [5]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 153,128 shares of Common Stock [5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%*

14.	Type of Reporting Person (See Instructions): CO

[5]	Unless otherwise indicated, share information is as of December 31, 2003. Includes 153,128 shares of Common Stock held by SCS. Green Dot Capital Pte Ltd (“GDCPL”), as the majority shareholder of SCS, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109 13D/A			Page 15 of 21

1.	Name of Reporting Person: Singapore Technologies Pte Ltd (“STPL”)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: --

		8.	Shared Voting Power: 756,109 shares of Common Stock [6]

		9.	Sole Dispositive Power: --

		10.	Shared Dispositive Power: 756,109 shares of Common Stock [6]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 756,109 shares of Common Stock [6]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.4%*

14.	Type of Reporting Person (See Instructions): CO

[6]	Unless otherwise indicated, share information is as of December 31, 2003. Of these shares, 153,128 shares of Common Stock are owned directly by Singapore Computer Systems Ltd (“SCS”), 543,981 shares of Common Stock are owned directly by STT Ventures Ltd (“STT”) and 59,000 shares of Common Stock are owned directly by Green Dot Capital (BVI) Inc (“GDC BVI”). Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI and the majority shareholder of SCS, may be deemed to have the power to vote and dispose of the shares held by GDC BVI and SCS. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, and Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, may be deemed to have the power to vote and dispose of the shares held by STT. STPL, as the sole shareholder of GDCPL and ST Tel, may also be deemed to have the power to vote and dispose of the shares held by STT, SCS and GDC BVI. By this filing, STPL does not purport to concede that it is the beneficial owner of such shares.

*	Based on 31,300,003 shares of Common Stock outstanding as of December 31, 2003.

CUSIP No. 398081109 13D/A	16 of 21

     This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is filed on behalf of the entities and natural persons identified under the headings “Entities” and “Natural Persons” (the “Reporting Persons”) in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on April 29, 2002, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 26, 2003 (“Amendment No. 1”), Amendment No. 2 thereto filed by the Reporting Persons on October 9, 2003 (“Amendment No. 2”), Amendment No. 3 thereto filed by the Reporting Persons on November 24, 2003 (“Amendment No. 3”) and Amendment No. 4 thereto filed by the Reporting Persons on January    , 2004 (“Amendment No. 4”) with respect to the shares of Common Stock, par value $0.001 per share, of GRIC Communications, Inc. (“GRIC” or the “Issuer”), with its principal executive offices at 1421 McCarthy Boulevard, Milpitas, California 95035. This Amendment No. 5 amends and supplements the Original Statement, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement, as previously amended, to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement, as previously amended.

Item 4. Purpose of the Transaction.

Item 4 of the Original Statement is hereby amended by deleting the last paragraph and adding the following new paragraphs as new paragraphs thereafter:

           All of the shares of Series A Preferred Stock of the Issuer previously purchased by VTF, VTF2, VTF3, VI2, GDC BVI, STT and SCS under the Purchase Agreement have been converted into Common Stock of the Issuer and subsequently sold; except as otherwise noted on the cover page for each Reporting Person. In addition, a majority of the holders of Series A Preferred Stock of the Issuer elected to terminate the Voting Agreement on January 20, 2004, pursuant to the Termination Agreement attached hereto as Exhibit 8.

           Except as otherwise described herein, the Reporting Persons do not have any plans or proposals which related to or would result in the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, however at any time and from time to time, review or reconsider their positions with respect to any of such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) increases, decrease or entirely dispose of their holding in GRIC, and (c) purchase by price purchase, in the open market, by tender offer or otherwise additional equity securities of GRIC.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement, as amended, is hereby amended to provide the following updated information:

(a) and (b) Ownership of Shares of GRIC

           The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement is provided as of January 30, 2004.

Amount beneficially owned:

See Row 11 of the cover page for each Reporting Person.

Percent of class:

See Row 13 of the cover page for each Reporting Person.

CUSIP No. 398081109 13D/A	17 of 21

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 7 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 8 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 9 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 10 of the cover page for each Reporting Person.

(c)	Recent Transactions

Not applicable.

(d)	Right to Receive Dividends

     Under certain circumstances set forth in the organizational documents of each of VTF, VI2, VTF2, VTF3, STT, SCS and GDC BVI, the shareholders of each of such entities may under certain circumstances be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of GRIC owned by each such entity of which they are a shareholder. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

(e)	Ownership of Less Than 5% of the Class of Securities

     All of the Reporting Persons may be deemed to own less than 5% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement, as amended, is hereby amended and restated to add the following new paragraph to the end of Item 6:

A majority of the holders of Series A Preferred Stock of the Issuer elected to terminate the Voting Agreement on January 20, 2004, pursuant to the Termination Agreement attached hereto as Exhibit 8.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement, as amended, is hereby amended and restated to read in its entirety as follows:

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 5.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

CUSIP No. 398081109 13D/A	18 of 21

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 8	Termination Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on the signature page thereto, dated as of January 20, 2004.

CUSIP No. 398081109 13D/A	19 of 21

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vertex Technology Fund Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: February 12, 2004	By:	/s/ Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte Ltd

Date: February 11, 2004	By:	/s/ Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

CUSIP No. 398081109 13D/A	20 of 21

Lee Kheng Nam

Date: February 4, 2004		/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc

Date: February 2, 2004	By:	/s/ Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: February 3, 2004	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

STT Communications Ltd

Date: February 3, 2004	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Technologies Telemedia Pte Ltd

Date: February 3, 2004	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Computer Systems Ltd

Date: February 8, 2004	By:	/s/ Pek Yew Chai

Pek Yew Chai
	Title:	President, CEO and Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 398081109 13D/A	21 of 21

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No.5.
Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).
Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).
Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).
Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).
Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).
Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).
Exhibit 8	Termination Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on the signature page thereto, dated as of January 20, 2004.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D/A, Amendment No. 5 with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Vertex Technology Fund Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	President and Director

Ellensburg Holding Pte Ltd

Date: February 12, 2004	By:	/s/ Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte Ltd

Date: February 11, 2004	By:	/s/ Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte Ltd

Date: February 4, 2004	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Lee Kheng Nam

Date: February 4, 2004		/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc.

Date: February 2, 2004	By:	/s/ Ng Hark Seng

Ng Hark Seng
	Title:	Director

STT Ventures Ltd

Date: February 3, 2004	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

STT Communications Ltd

Date: February 3, 2004	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Technologies Telemedia Pte Ltd

Date: February 3, 2004	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President

Singapore Computer Systems Ltd

Date: February 8, 2004	By:	/s/ Pek Yew Chai

Pek Yew Chai
	Title:	President, CEO and Director

EXHIBIT 8

TERMINATION AGREEMENT

     This Termination Agreement (this “Agreement”) is made and entered into effective as of January 20, 2004 (the “Effective Date”) by and among GRIC Communications, Inc., a Delaware corporation (the “Company”), and the undersigned parties (the “Investors”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Voting Agreement (as defined below).

RECITALS

     A. The Company and the Investors are parties to that certain Amended and Restated Voting Agreement dated as of April 19, 2002 (the “Voting Agreement”) by and between the Company, certain investors in the Company and certain stockholders of the Company. Section 11.2 of the Voting Agreement provides that the Voting Agreement may be terminated by the written agreement of Company, Vertex, HQAP and the Stockholders holding a majority of the Stockholder Shares.

     B. The Investors include Vertex, HQAP and the Stockholders holding a majority of the Stockholder Shares.

     C. The Investors desire, pursuant to the Section 11.2 of the Voting Agreement, to terminate the Voting Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises herein contained, and for other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

     1. Termination of Voting Agreement. The Company and the Investors hereby agree that, effective as of the Effective Date, the Voting Agreement shall be terminated and shall have no further force and effect, and no party thereto shall have any rights, nor any liabilities or obligations, under or arising from the Voting Agreement.

     2. Waiver of Related Rights. The Investors further hereby waive their rights pursuant to Section 4.3(a) of the Company’s Certificate of Incorporation, as amended.

     3. Releases. As of the Effective Date, the Investors hereby release and discharge the Company and its officers, directors, members, employees, founders, stockholders, affiliates, agents and representatives from any and all claims, actions, liabilities, obligations, duties or causes of action based upon or arising out of either the Voting Agreement, Section 4.3(a) of the Company’s Certificate of Incorporation, as amended, the transactions contemplated thereby and the terminations thereof.

     4. Successors. This Termination Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     5. Governing Law. The validity, interpretation, construction, performance, enforcement and remedies of or relating to this Agreement, and the rights and obligations of the parties hereunder, shall be governed by the laws of the State of California without regard to principles of conflicts of laws.

     6. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, this Termination Agreement has been duly executed and delivered by the parties hereto as of the Effective Date.

THE COMPANY:

GRIC COMMUNICATIONS, INC.

By:	/s/ Bharat Dave

(sign here)
Name:	Bharat Dave
Title:	President and CEO

[SIGNATURE PAGE TO TERMINATION AGREEMENT]

VERTEX TECHNOLOGY FUND LTD.

By:	/s/ Lee Kheng Nam

(sign here)
Name:	Lee Kheng Nam
Title:	Attorney-in-Fact

VERTEX TECHNOLOGY FUND (II) LTD.

By:	/s/ Lee Kheng Nam

(sign here)
Name:	Lee Kheng Nam
Title:	Attorney-in-Fact

VERTEX TECHNOLOGY FUND (III) LTD.

By:	/s/ Lee Kheng Nam

(sign here)
Name:	Lee Kheng Nam
Title:	Attorney-in-Fact

[SIGNATURE PAGE TO TERMINATION AGREEMENT]

ASIA PACIFIC GROWTH FUND III, L.P., A CAYMAN ENTITY

By:	/s/ Sean C. Warren

(sign here)
Name:	Sean C. Warren
Title:	Attorney-in-fact

STT VENTURES LTD

By:	/s/ Kek Soon Eng

(sign here)
Name:	Kek Soon Eng
Title:	Senior Vice President

GREEN DOT CAPITAL (BVI) INC

By:	/s/ Ng Hark Seng

(sign here)
Name:	Ng Hark Seng
Title:	Director

SINGAPORE COMPUTER SYSTEMS LIMITED

By:	/s/ PekYew Chai

(sign here)
Name:	Pek Yew Chai
Title:	President, CEO and Director

[SIGNATURE PAGE TO TERMINATION AGREEMENT]

ASIA PACIFIC GROWTH FUND II, L.P.

By:	/s/ Sean C. Warren

(sign here)
Name:	Sean C. Warren
Title:	Attorney-in-fact

VERTEX INVESTMENT (II) LTD.

By:	/s/ Lee Kheng Nam

(sign here)
Name:	Lee Kheng Nam
Title:	Attorney-in-fact

VERTEX TECHNOLOGY FUND LTD.

By:	/s/ Lee Kheng Nam

(sign here)
Name:	Lee Kheng Nam
Title:	Attorney-in-fact

HONG CHEN

By:	/s/ Hong Chen

(sign here)

[SIGNATURE PAGE TO TERMINATION AGREEMENT]

LYNN YA-LIN LIU

By:	/s/ Lynn Ya-Lin Liu

(sign here)

HANTECH INTERNATIONAL VENTURE CAPITAL CORPORATION

By:	/s/ Rick Chiang

(sign here)
Name:	Rick Chiang
Title:	Managing Director

YEN-SON HUANG

By:	/s/ Yen-Son Huang

(sign here)

BHARAT DAVÉ

By:	/s/ Bharat Dave

(sign here)

JOSEPH M. ZAELIT

By:	/s/ Joseph M. Zaelit

(sign here)

[SIGNATURE PAGE TO TERMINATION AGREEMENT]